UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Applied Genetic Technologies Corporation
(Name of Subject Company (Issuer))

Alliance Acquisition Sub, Inc.

Alliance Holdco Limited

Syncona Portfolio Limited

(Offerors)

Syncona Investment Management Limited

(Other Person)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03820J 100

(CUSIP Number of Class of Securities)

Dr. Christopher Hollowood
Alliance Holdco Limited
8 Bloomsbury Street, London, United Kingdom, WC1B 3SR
Tel. +44 20 3981 7909

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew J. Gardella
Matthew W. Tikonoff
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed by Alliance Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), which is a direct wholly owned subsidiary of Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly owned subsidiary of Syncona Portfolio Limited, a private limited company incorporated in Guernsey (“Syncona Portfolio”), to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Applied Genetic Technologies Corporation, a Delaware corporation (“Company”), at a price of $0.34 per Share, to the holder in cash, without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive one or more payments in cash, currently estimated to be up to approximately $0.73 per CVR in the aggregate (without interest and less any applicable withholding taxes), based on currently outstanding Shares and Company restricted stock units and contingent upon the achievement of certain specified milestones, as described in the Offer to Purchase dated October 26, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Syncona Portfolio is a direct wholly owned subsidiary of Syncona Holdings Limited, a private limited company incorporated in Guernsey (“Syncona Holdings”), which is a direct wholly controlled subsidiary of Syncona Limited, a registered, closed-ended investment company, incorporated as a limited company in Guernsey, with ordinary shares publicly listed on the London Stock Exchange (LON: SYNC) (“Syncona”). Investment and voting decisions with respect to equity investments of Syncona Portfolio are made upon the recommendation of the investment committee of Syncona Investment Management Limited, a private limited company incorporated in England and Wales and a direct wholly owned subsidiary of Syncona Holdings (“Syncona Investment”), which committee is comprised of Dr. Martin Murphy and Dr. Christopher Hollowood. Syncona Investment may, under the applicable rules as construed by the U.S. Securities and Exchange Commission (the “SEC”) and case law, be considered to be a co-offeror with Purchaser, Parent and Syncona Portfolio (although it has no purchase obligations under the Offer). This Amendment is being filed on behalf of Syncona Portfolio, Syncona Investment, Parent and Purchaser.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

AMENDMENTS TO SCHEDULE TO AND THE OFFER TO PURCHASE

ITEMS 1 THROUGH 9, AND ITEM 11

The Offer to Purchase and Items 1 through 9, and Item 11, of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“On November 29, 2022, Purchaser announced an extension of the expiration of the Offer. The Offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on November 28, 2022. The expiration date of the Offer has been extended until 5:00 p.m., Eastern Time, on November 30, 2022, unless further extended. All other terms and conditions of the Offer remain unchanged during the extension period. The purpose of the extension is to allow additional time for stockholders to tender their Shares and for Shares tendered by notice of guaranteed delivery to be received. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, has indicated that as of 5:00 p.m., Eastern Time, November 28, 2022, 30,947,430 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer, representing approximately 45.1% of the Shares and Company RSUs outstanding as of November 28, 2022, and an additional 4,627,261 Shares (approximately 6.7% of the issued and outstanding Shares and Company RSUs) have been tendered pursuant to a notice of guaranteed delivery.

On November 29, 2022, Syncona issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.”

AMENDMENTS TO THE OFFER TO PURCHASE AND THE OTHER EXHIBITS TO THE SCHEDULE TO.

Exhibits (a)(1)(A) through (a)(1)(E) to the Schedule TO (and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in such Exhibits (a)(1)(a) through (a)(1)(e)) are hereby amended and supplemented as follows:

All references regarding the scheduled expiration of the Offer being “5:00 p.m., Eastern Time, on November 28, 2022” set forth in the Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended and replaced with “5:00 p.m., Eastern Time, on November 30, 2022”.

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.
(a)(5)(E)*	Press Release issued by Syncona, dated as of November 29, 2022

(a)(5)(F)*	Press Release issued by the Company, dated as of November 29, 2022

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2022

ALLIANCE ACQUISITION SUB, INC.

By	/s/ David Fellows
Name: David Fellows
Title: President

ALLIANCE HOLDCO LIMITED

By:	/s/ Dr. Christopher Hollowood
Name: Dr. Christopher Hollowood
Title: Director

SYNCONA PORTFOLIO LIMITED

By	/s/ Dr. Christopher Hollowood
Name: Dr. Christopher Hollowood
Title: Authorized Signatory

SYNCONA INVESTMENT MANAGEMENT LIMITED

By	/s/ Dr. Christopher Hollowood
Name: Dr. Christopher Hollowood
Title: Director